Exhibit 99.1

Convenience Translation

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Convening of the ordinary General Meeting

ISIN: DE0005785802 // Securities Identification No. 578580
ISIN: DE0005785836 // Securities Identification No. 578583
ISIN: DE000A1MMGJ4 // Securities Identification No. A1MMGJ

ISIN: DE000A1MMGK2 // Securities Identification No. A1MMGK
ISIN: US3580291066
ISIN: US3580292056

We hereby invite our shareholders to the ordinary General Meeting to be held on Thursday, 10 May 2012, at 10:00 a.m.

in the Congress Center Messe Frankfurt,

Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

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I. Agenda

1.	Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) of the German Commercial Code (Handelsgesetzbuch - HGB) and the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2011; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2011

The Supervisory Board approved the annual financial statements and the consolidated group financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz - AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; the other aforementioned documents are to be made accessible to the General Meeting without requiring the passing of any additional resolution.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2011 as presented, showing a profit of EUR 635,361,721.56, be approved.

2.	Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the profit shown in the annual financial statements in the amount of EUR 635,361,721.56 for the fiscal year 2011 as follows:

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Distribution to shareholders by payment of a dividend of

•	EUR 0.69 for each of the 300,164,922
	ordinary shares entitled to a dividend	EUR 207,113,796.18

•	EUR 0.71 for each of the 3,965,691
	preference shares entitled to a dividend	EUR 2,815,640.61

Profit carried forward to new account		EUR 425,432,284.77

Distributable profit		EUR 635,361,721.56

The dividend is payable on 11 May 2012.

3.	Resolution on the approval of the actions of the General Partner

The General Partner and the Supervisory Board propose to approve the actions of the General Partner of the Company during the fiscal year 2011.

4.	Resolution on the approval of the actions of the members of the Supervisory Board

The General Partner and the Supervisory Board propose to approve the actions of the members of the Supervisory Board of the Company during the fiscal year 2011.

5.	Election of the auditors and consolidated group auditors for fiscal year 2012

The Supervisory Board, based on the recommendation of its Audit and Corporate Governance Committee (Prüfungsausschuss), proposes the election of KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, as auditor and consolidated group auditor for the fiscal year 2012.

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6.	Amendment to section 12 (2) sentence 2 of the Articles (composition of the Audit and Corporate Governance Committee)

Pursuant to section 12 (2) sentence 2 of the Articles of the Company, the Audit and Corporate Governance Committee of the Supervisory Board of the Company consists of three members at least two of whom are independent members. In view of the particular importance of this committee and its composition for the work of the Supervisory Board the respective provision of the Articles of the Company shall be adjusted to the effect that the Audit and Corporate Governance Committee may be composed of more than three members. Also, the Audit and Corporate Governance Committee shall be composed of independent members within the meaning of section 12 (2) sentence 3 of the Articles only.

Therefore, the General Partner and the Supervisory Board propose to pass the following resolution:

Section 12 (2) sentence 2 of the Articles of the Company is adjusted as follows:

„The audit and corporate governance committee has at least three members and consists of independent members only.“

Apart from this adjustment, section 12 (2) sentence 2 of the Articles of the Company shall remain unchanged.

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II. Further information regarding the convening of the Annual General Meeting

Total number of shares and voting rights

At the time of the convening of the ordinary General Meeting, of the total amount of 304,206,917 non-par value shares issued by the Company, consisting of 300,240,395 bearer ordinary shares and 3,966,522 bearer preference shares, all bearer ordinary shares are entitled to participate and vote and each bearer ordinary share carries one vote in the ordinary General Meeting. All bearer preference shares are only entitled to participate and do not grant voting rights.

Conditions for participation in the General Meeting and for the exercise of the voting right

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 3 May 2012 (24:00 hours Central European Summer Time – CEST), at the latest under the following address

Fresenius Medical Care AG & Co. KGaA
c/o Commerzbank AG

GS-MO 4.1.1 General Meetings

60261 Frankfurt am Main

Telefax +49 (0) 69-136-26351

E-Mail: hv-eintrittskarten@commerzbank.com

and who have provided the Company with evidence of their entitlement to attend the General Meeting are entitled to participate and vote in the ordinary General Meeting. As evidence of their entitlement to attend the General Meeting and to exercise their voting right, shareholders must, by the end of 3 May 2012 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by their depositary bank in text form in the German or the English language to the aforementioned address referring to the beginning of 19 April 2012, (00:00 hours CEST) (“Evidence Date”).

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Significance of the Evidence Date

As regards the participation in the General Meeting and the exercise of the voting right only such persons qualify as shareholders of the Company who have provided evidence of their shareholding. The right of participation and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even in the case of a complete or partial sale of the shareholding after the Evidence Date, this has no effect on the entitlement to participate and on the voting right. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not hold shares on the Evidence Date and become shareholders only thereafter are entitled to participate and vote for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized. The Evidence Date has no significance for the entitlement to a dividend.

Proxy voting procedure

Shareholders may have their voting rights in the ordinary General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the proxy, its revocation and the evidence of authorization to be presented to the Company require the text form; financial institutions, shareholders’ associations and persons equated thereto according to section 278 (3) in connection with sections 135 (8) and 135 (10) in connection with sections 125 (5) AktG may – to the extent powers of attorney are issued to them – provide for deviating provisions.

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of powers of attorney by shareholders and in accordance with the instructions issued by them. The proxies named by the Company must, for this purpose, be issued powers of attorney as well as express and unambiguous instructions for the exercise of the voting right. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

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The shareholders shall receive forms for powers of attorney as well as the form for the power of attorney and the voting instructions for the proxies named by the Company and further information regarding the issuing of powers of attorney together with the entrance ticket.

The evidence of the appointment of an authorized person must be submitted to the following address:

Fresenius Medical Care AG & Co. KGaA
- Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.de

Timely registration and evidence of the shareholding in accordance with the foregoing provisions are also required in case a power of attorney is issued. This does not exclude any granting of powers of attorney after the registration has occurred.

Rights of shareholders according to section 278 (3) in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

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Supplemental requests to the agenda at the request of a minority according to section 278 (3) in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to at least the twentieth part of the registered share capital or the proportionate amount of the share capital of EUR 500,000 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution for each item must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing. The day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is Monday, 9 April 2012 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they are holding the minimum quantity of shares for at least three months prior to the day of the General Meeting and that they hold the shares until the decision on the supplemental request (section 278 (3) in connection with sections 142 (2) sentence 2, 122 (1) sentence 3, (2) sentence 1 AktG).

Any supplemental requests must be submitted to the following address:

Fresenius Medical Care AG & Co. KGaA
Die persönlich haftende Gesellschafterin
Fresenius Medical Care Management AG

- Vorstand -

attn: Herrn Dr. Rainer Runte
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany

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Motions and proposals for election by shareholders according to section 278 (3) in connection with sections 126 (1), 127 AktG

Shareholders may send countermotions to the Company regarding proposals made by the General Partner and the Supervisory Board pertaining to a specific item on the agenda prior to the General Meeting. Shareholders may also make proposals for the election of the auditors. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Countermotions and proposals for election to be made accessible that have been received at the address mentioned below at least 14 days prior to the General Meeting, the day of receipt and the day of the General Meeting not being included in the calculation, i.e. 25 April 2012 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and the reasons given at http://www.fmc-ag.com/AGM2012.htm. Any comments of the management will be also published there.

Countermotions and proposals for election are to be sent only to

Fresenius Medical Care AG & Co. KGaA
- Investor Relations -
Else-Kröner-Straße 1
61352 Bad Homburg v. d. H.
Germany
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.de

Countermotions and proposals for election sent to any other address will not be taken into account.

Countermotions and reasons given do not need to be made accessible under the prerequisites set out in section 126 (2) sentence 1 AktG. According to section 126 (2) sentence 2 AktG, the reasons for a countermotion do not need to be made accessible if they amount to more than 5,000 characters in total.

Section 126 AktG applies analogously to the proposal of a shareholder for the election of auditors pursuant to section 127 AktG. Proposals for the election of auditors according to section 127 AktG will moreover only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

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Shareholders information rights according to section 278 (3) in connection with section 131 (1) AktG

According to section 278 (3) in connection with section 131 (1) AktG, information on the affairs of the Company including the legal and business relationships with affiliated enterprises and on the situation of the group and the enterprises included in the consolidated group financial statements is to be given by the General Partner to every shareholder upon the latter’s request in the General Meeting. This only applies to the extent necessary for a proper evaluation of the item on the agenda.

Further explanations on the rights of the shareholders under section 278 (3) in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website at http://www.fmc-ag.com/AGM2012.htm.

Availability of documents / Notice on the Company’s website

From the day of the convening of the ordinary General Meeting, the following documents are available for inspection by the shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. H., Germany:

1)	The annual financial statements and consolidated group financial statements approved by the Supervisory Board,
2)	the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group,
3)	the report by the General Partner with regard to the information pursuant to sections 289 (4), 315 (4) HGB,
4)	the General Partner’s proposal on the allocation of distributable profit as well as
5)	the report of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2011; furthermore
6)	the annual report 2011 for the Fresenius Medical Care Group which contains the Report on Corporate Governance including the Remuneration Report as well as the Declaration on Corporate Governance for the fiscal year 2011.

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On request, each shareholder shall receive a copy of the aforementioned documents promptly and free of charge. These documents will, however, also be made available at the General Meeting of the Company.

The aforementioned documents and the information required pursuant to section 278 (3) AktG in connection with section 124a AktG are also available on the Company’s website at http://www.fmc-ag.com/AGM2012.htm.

Transmission in sound and vision

On the day of the General Meeting, the speech of the chairman of the Management Board of the General Partner will be broadcast in sound and vision if the chairman of the Meeting so orders. In this case, it can be followed live on the internet at http://www.fmc-ag.com/AGM2012.htm.

Hof an der Saale, March 2012

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

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Information for holders of American Depositary Receipts regarding the Annual General Meeting

- ISIN: US3580291066 -

- ISIN: US3580292056 -

As far as the ADRs represent preference shares, they will have no voting right at the Annual General Meeting.

As far as the ADRs represent ordinary shares, the following rules apply:

ADR holders will generally submit their voting instructions to BNY Mellon, who, in its capacity as Depositary Bank, will then exercise the voting rights according to the instructions provided by the ADR holders. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the Annual General Meeting, which will be sent to the ADR holders. Voting instructions must be received by BNY Mellon by 30 April 2012 (prior to 5 p.m. New York Time) at the latest.

Should, on an exceptional basis, an ADR holder wish to exercise the voting right in person at the Annual General Meeting, BNY Mellon will try on a best efforts basis to provide ADR holders with this possibility. However, due to the considerable amount of time required, an exercise of voting rights in person may not be guaranteed in all instances.

The custodian banks are advised of the separate publications in the German Wertpapier-Mitteilungen.

Hof an der Saale, March 2012

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

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